UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, March 10, 2015

To
New York Stock Exchange, Inc.
New York, NY

Dear sirs,

Banco Bradesco S.A. informs its shareholders, clients and the market in general that all matters examined at the Special and Annual Shareholders’ Meetings held cumulatively on this date, at 4 p.m., were approved as follows:

• in the Special Shareholders’ Meeting:

• the Board of Directors’ proposals to:

1. increase the capital stock in R$5,000,000,000.00, increasing it to R$43,100,000,000.00, by means of capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, according to the provisions of Article 169 of Law #6,404/76, with 20% bonus stock, allotting to the Company’s shareholders, free of charge, 2 new shares to each 10 shares of the same class that they hold on the record date, to be informed to the Market after the respective process is approved by the Central Bank of Brazil;

2. partially amend the Bylaws, including the amendments to the “caput” of Article 6; to the Sole Paragraph of Article 1; to the “caput” of Article 8 and inclusion of Paragraph Two; to the “caput” of Article 13; to Articles 20 and 21, in this latter by including Paragraphs One and Two.

• in the Annual Shareholders’ Meeting:

1. the management accounts and the financial statements related to the fiscal year ended on December 31, 2014, after they have acknowledged the Management and the Independent Auditors’ Reports, the Fiscal Council’s Opinion and the Summary of the Audit Committees’ Report;

2. the Board of Directors’ proposal to:

a) allocation of net income of the fiscal year ended on December 31, 2014, in the amount of R$15,088,818,165.46, as follows: R$754,440,908.27 to the “Profit Reserves – Legal Reserve” account; R$9,279,797,280.09 to the “Profit Reserves – Statutory Reserve” account; and R$5,054,579,977.10 for the payment of interest on shareholders’ equity and dividends;

b) ratification of the early distribution of interest on shareholders’ equity and dividends mentioned above, already paid, taking into account that a new distribution of interest on shareholders’ equity/dividends related to the year 2014 was not proposed to the Shareholders’ Meeting;

3. the reelection of the current Members of the Board of Directors, Messrs. Lázaro de Mello Brandão, Luiz Carlos Trabuco Cappi, Antônio Bornia, Mário da Silveira Teixeira Júnior, João Aguiar Alvarez, Ms. Denise Aguiar Alvarez, and Messrs. Carlos Alberto Rodrigues Guilherme, Milton Matsumoto and José Alcides Munhoz; and the election of Mr. Aurélio Conrado Boni;

4. the election of the Members of the Fiscal Council, Messrs. João Carlos de Oliveira, Domingos Aparecido Maia, José Maria Soares Nunes, Nelson Lopes de Oliveira and Luiz Carlos de Freitas – Sitting Members; Renaud Roberto Teixeira, Jorge Tadeu Pinto de Figueiredo, Nilson Pinhal, João Batistela Biazon and Oswaldo de Moura Silveira – Deputy Members;

5. the amounts proposed by the Board of Directors for the establishment, in 2015: 1) of the amounts for the Management compensation (fixed compensation and eventual variable compensation), in the annual global amount of up to R$250,000,000.00, and to support the Management’s Pension Plan, in the amount of up to R$250,000,000.00; 2) of the individual monthly compensation, in the amount of R$12,000.00, to the Fiscal Council’s Sitting Members.

Based on the resolution taken in the meeting itself, on this day, the Bank’s Board of Directors, right after the Annual Shareholders’ Meeting in which it was elected, has chosen to hold the position of Chairman Mr. Lázaro de Mello Brandão and, to the position of Vice-Chairman, Mr. Luiz Carlos Trabuco Cappi.

Sincerely,

Banco Bradesco S.A.

Luiz Carlos Angelotti
Managing Officer and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.